



08025636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 19 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31270

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manhattan Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__4 Sutton Drive__
                    (No. and Street)

__Boynton Beach__   __FL__   __33436__
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Robert C. Lapin__   __(201)768-1414__
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Regen, Benz & MacKenzie, CPA's P.C.__
                        (Name – if individual, state last, first, middle name)

__57 West 38th Street,__   __New York__   __NY__   __10018__
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert C. Lapin _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Securities Corporation _____ , as of December 31 _____, 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

PAMELA BLANCHARD
MY COMMISSION # DD585497
EXPIRES: August 16, 2010
1-800-3-NOTARY   Fl. Notary Discount Assoc. Co

Signature

President
Title

Pamela Blanchard
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MANHATTAN SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 30, 2007 AND 2006

RegenBenzMacKenzie



RegenBenzMacKenzie

Board of Directors
Manhattan Securities Corporation
Boynton Beach, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Manhattan Securities Corporation as of December 31, 2007 and 2006 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manhattan Securities Corporation as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United State of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedure applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.
February 1, 2008

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

MANHATTAN SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Current Assets:		
Cash	$ 7,345	$ 1,017
Investments (at cost)	103,261	68,760
Total Current Assets	110,606	69,777
Fixed Assets:		
Office Equipment	4,154	4,154
Leasehold Improvements	3,044	3,044
	7,198	7,198
Less: Accumulated Depreciation	7,198	7,198
Net Fixed Assets	-	-
TOTAL ASSETS	$110,606	$ 69,777

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Current Liabilities:		
Income Taxes and Other Current Liabilities	$ -	$ 2,579
Total Current Liabilities	-	$ 2,579
Stockholder's Equity:		
Common Stock, no par value 1,000 shares authorized; 100 shares issued and outstanding	5,000	5,000
Paid in Capital	30,000	30,000
Retained Earnings	75,606	32,198
Total Stockholder's Equity	110,606	67,198
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$110,606	$ 69,777

The accompanying accountants' report and notes are an integral part of these financial statements.

RegenBenzMacKenzie

MANHATTAN SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Income:		
Syndication and Other Income	$ 62,796	$ 23,944
Dividend Income	3,894	3,006
Gain(Loss)on Investments	(218)	47
Total Income	66,472	26,997
Expenses:		
Stationery, Printing and Office	2,605	1,024
Legal and Professional Fees	1,549	1,635
Licensing Costs	1,075	1,131
Travel & Entertainment	3,112	1,112
Rent	9,355	3,900
Insurance and Utilities	5,368	3,211
Total Expenses	23,064	12,013
Income Before Taxes	43,408	14,984
Provision for Income Taxes (Note B)	-	-
Net Income	$ 43,408	$ 14,984

The accompanying accountants' report and notes are an integral part of these financial statements.

RegenBenzMacKenzie

MANHATTAN SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance - January 1, 2006	$ 5,000	$ 30,000	$ 57,474	$ 92,474
Net Income - 2006	-	-	14,984	14,984
Distribution	-	-	(40,260)	(40,260)
Balance - December 31, 2006	$ 5,000	$ 30,000	$ 32,198	$ 67,198
Net Income - 2007	-	-	43,408	43,408
Balance - December 31, 2007	$ 5,000	$ 30,000	$ 75,606	$ 110,606

The accompanying accountants' report and notes are an integral part of these financial statements.

RegenBenzMacKenzie

MANHATTAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Increase (Decrease) in Cash and Cash Equivalents		
Cash Flows From Operating Activities:		
Net Income	$ 43,408	$ 14,984
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in Income Taxes and Other Current Liabilities	(2,579)	(251)
Net Cash Provided by Operating Activities	40,829	14,733
Cash Flows From Investing Activities:		
Sales (Purchases) of Investments	(34,501)	(2,314)
Increase in Other Assets	-	21,060
Net Cash Used by Investing Activities	(34,501)	18,746
Cash Flows From Financing Activities:		
Distribution to Stockholders	-	(40,260)
Net Cash Used in Financing Activities	-	(40,260)
Net Increase (Decrease) in Cash	6,328	(6,781)
Cash - Beginning of Year	1,017	7,798
Cash - End of Year	$ 7,345	$ 1,017

The accompanying accountants' report and notes are an integral part of these financial statements.

RegenBenzMacKenzie

	2007	2006
NET CAPITAL		
Total ownership equity from statement of financial condition	$110,606	$67,198
Less: Non Allowable Assets	-	-
Total ownership equity qualified for net capital	110,606	67,198
Haircuts on securities:		
Money market and liquid asset funds	147	20
Mutual funds	7,228	4,813
Net Capital	$103,231	$ 62,365
AGGREGATE INDEBTEDNESS		
Liabilities from statement of financial condition	-	$ 2,579
Total Aggregate Indebtedness	-	$ 2,579
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 98,231	$ 57,365
Excess net capital at 1000%	$103,231	$ 62,107
Percentage of aggregate indebtedness of net capital	%0	4.1%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$103,231	$ 62,365
Differences	-	-
Net Capital Per Above	$103,231	$ 62,365

The accompanying accountants' report and notes are an integral part of these financial statements.

RegenBenzMacKenzie

As Manhattan Securities Corporation does not hold customer accounts, this schedule is not applicable.

RegenBenzMacKenzie

As Manhattan Securities does not hold customer accounts, this schedule is not applicable.

RegenBenzMacKenzie

NOTE A: Following is a summary of the significant accounting policies:

Organization

Manhattan Securities Corporation ("The Company") commenced operations on February 15, 1984 as a registered broker-dealer and as successor to the Lapin Investment Company.

Method of Accounting

The Company's accounts are maintained on the accrual basis.

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used. The nature of the Company's operations is such that variances from estimates of financial statement amounts are not likely to be significant.

Fixed Assets

Fixed assets are depreciated on an accelerated method over the estimated service lives of the respective classes of assets. Expenditures for maintenance and repairs are charged to expense as incurred; expenditures for renewals and betterments are generally capitalized.

NOTE B: Income Taxes

For federal tax purposes the Company is an "S" Corporation. No federal tax has been provided as the income flows through to the shareholder who is personally liable for the tax.

NOTE C: Accounting Control

There were no material inadequacies in the accounting systems, internal control, or in the procedures for safeguarding securities.

RegenBenzMacKenzie

NOTE D: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006 the Company had net capital of $103,231 and $62,365 respectively, which was $98,231 and $57,365 respectively in excess of its required net capital of $5,000.

NOTE E: Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to claims of general creditors.

NOTE F: Fair Value of Financial Instruments

The Company has a number of financial instruments, including cash. The Company estimates that the fair value of all financial instruments at December 31, 2007 and 2006 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. None of the financial instruments are held for trading purposes.

RegenBenzMacKenzie



RegenBenzMacKenzie

Board of Directors
Manhattan Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Manhattan Securities Corporation (The Company), for the year ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordations of differences required by rule 17a-13.
2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3.   Obtaining and maintaining physical possession of control of all fully paid excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

57 WEST 38TH STREET, NEW YORK, NEW YORK 10018
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report and considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used anyone other that those specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 1, 2008

RegenBenzMacKenzie

